
October 15, 2021

Antonio Picca Piccon
Chief Financial Officer
Ferrari N.V.
Via Abetone Inferiore n. 4
I-41053 Maranello (MO), Italy

> **Re: Ferrari N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2020**
> **Filed February 26, 2021**
> **File No. 001-37596**

Dear Mr. Piccon:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> Division of Corporation Finance
> Office of Manufacturing